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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 4  *

Name of Issuer:  The Sherwood Group, Inc.
Title of Class of Securities:  Common Stock, Par Value $.01 Per
Share

CUSIP Number:  824380109

     (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

     Arthur Kontos, The Sherwood Group, Inc.
     One Exchange Plaza, New York, New York 10006
     (212) 482-4000

     (Date of Event which Requires Filing of This Statement)

               July 28, 1995

If the filing person has previously
filed a statement on Schedule 13G to
report the acquisition which is the
subject of this Schedule 13D, and is
filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box
[  ].

Check the following box if a fee is
being paid with the statement [  ].  (A
fee is not required only if the
reporting person: (1) has a previous
statement on file reporting beneficial
ownership of more than five percent of
the class of securities described in
Item 1; and (2) has filed no amendment
subsequent thereto reporting beneficial
ownership of five percent or less of
such class.)  (See Rule 13d-7.)

Note:  Six copies of this statement,
including all exhibits, should be filed
with the Commission.  See Rule 13d-1(a)
for other parties to whom copies are to
be sent.

*The remainder of this cover page shall
be filled out for a reporting person's
initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the
remainder of this cover page shall not
be deemed to be "filed" for the purpose
of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 824380109

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No.
of Above Person

          Arthur Kontos
          SS ###-##-####

2.   Check the Appropriate Box if a
Member of a Group
                         (a) [ ]
                         (b) [ ]
          Not applicable

3.   SEC Use Only

4.   Source of Funds *

          PF

5.   Check Box if Disclosure of Legal
Proceedings is Required
     Pursuant to Items 2(d) or 2(e)  [ ]

6.   Citizenship or Place of
Organization

          United States

Number of Shares Beneficially Owned by
Each Reporting Person with:

7.   Sole Voting Power:

          2,756,100

8.   Shared Voting Power:

          125,000

9.   Sole Dispositive Power:

          2,313,803

10.  Shared Dispositive Power:

          125,000

11.  Aggregate Amount Beneficially Owned
by Each Reporting
     Person

          2,881,100

12.  Check Box if the Aggregate Amount
in Row (11) excludes
     Certain Shares *  [ ]


13.  Percent of Class Represented by
Amount in Row (11)

          21.81%

14.  Type of Reporting Person *

          IN

          *  SEE INSTRUCTIONS BEFORE
FILING OUT !
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Item 1.   Security and Issuer

     The class of equity securities to
which this statement relates is the
Common Stock, $.01 par value per share
(the "Common Stock") of the Sherwood
Group, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is One Exchange Plaza, New York,
New York 10006.


Item 2.  Identity and Background

     (a)  The person filing this
statement is Arthur Kontos.

     (b)  Mr. Kontos' business address
is c/o The Sherwood Group, Inc., One
Exchange Plaza, New York, NY 10006.

     (c)  Mr. Kontos is presently Vice
Chairman of the Board and Chief
Executive Officer of the Issuer.

     (d) and (e)  During the last five
years, Mr. Kontos was not convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Kontos is a United States
citizen.




Item 3.  Source and Amount of Funds or
other Consideration

     Mr. Kontos used personal funds to
exercise stock options for 250,000
shares of the Issuer's Common Stock at
$1.00 per share.


Item 4.  Purpose of Transaction

     Mr. Kontos acquired securities of
the Issuer for purposes of investment.

     The following describes any plans
or proposals which Mr. Kontos presently
has with respect to the following
enumerated subparagraphs of Item 4 of
Schedule 13D:

     (a)  Mr. Kontos may buy additional
shares of the Issuer's Common Stock for
investment in the future if he believes
the purchase price is attractive.

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     (b)  None

     (c)  None

     (d)  None

     (e)  None

     (f)  None

     (g)  None

     (h)  None

     (i)  None

     (j)  None


Item 5.  Interest in Securities of the
Issuer

     (a)  Arthur Kontos beneficially
owns directly and indirectly an
aggregate of 2,881,100 shares of Common
Stock, constituting 21.81% of the
outstanding Common Stock.  Such shares
are comprised of 885,241 shares of
Common Stock held by Mr. Kontos and
650,000 shares of Common Stock
underlying Mr. Kontos' currently
exercisable stock options, 125,000
shares of Common Stock
held by the Arthur and Vickie Kontos
Foundation, 778,562 shares of Common
Stock held by limited partnerships of
which Mr. Kontos is the general partner
and Mr. Kontos' children are sole
limited partners and 442,297 shares over which Mr. Kontos has only sole voting power which are subject to a voting trust agreement with Vickie Kontos.


     (b)  Arthur Kontos has sole voting
power with respect to 2,756,100 shares
and sole dispositive power with respect
to 2,313,803 shares.  Mr. Kontos has
shared voting and dispositive power with respect to the 125,000 shares.

     (c)  On July 28, 1995, Mr. Kontos
exercised stock options for 250,000
shares of the Issuer's Common Stock at
$1.00 per share.

     (d)  See attached Exhibit A.
Vickie Kontos has the right to receive
and the power to direct the receipt of
dividends from the 442,297 shares of
Common Stock transferred to her by Mr.
Kontos.

     (e)  Not applicable.

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Item 6.   Contracts, Arrangements,
Understandings or
     Relationships with Respect to
Securities of the Issuer

     Arthur Kontos is a party to a
Voting Trust Agreement dated May 11,
1993 (the "Voting Agreement"), whereby
Arthur Kontos has the right to vote or
cause to be voted all the shares owned
by Vickie Kontos until such time that
the Voting Agreement is terminated. See attached Exhibit A.

Item 7.   Material to Be Filed as
Exhibits

     The Voting Agreement is attached as
Exhibit A.

     Signature

     After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set forth
in this statement is true, complete and
correct.

August 15, 1995
Date


/s/ ARTHUR KONTOS
Signature


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EXHIBIT A

                     VOTING TRUST AGREEMENT



     THIS AGREEMENT is made on this 11th day
of May, 1993 by and between Vickie Kontos and Arhur Kontos, who may be hereinafter referred to as "Vickie", "Arthur" or the "parties".
     WHEREAS, the parties currently own
shares of the common stock of the Sherwood
Group, Inc., a Delaware corporation
("Sherwood");
     WHEREAS, the parties have agreed to
enter into an Agreement relating to the
voting of their shares of common stock upon the terms set forth herein; and
     WHEREAS, the parties believe that such
an Agreement is in their best interests, and in furtherance of other contractual agreements between them;
     NOW, THEREFORE, in consideration of the
foregoing premises, the mutual covenants contained herein, and the Interspousal
Agreement entered into between the parties as set forth in another document, the parties agree as follows:
     1.   The parties hereto have entered
into an Interspousal Agreement which provides for Vickie to receive 45 percent of the Sherwood stock owned by Arthur, as of December 31, 1992.
     2.   Vickie agrees that Arthur shall
have the right to vote or cause to be voted all shares owned by her and by him, of record or beneficially, until such time as this Agreement is terminated.
     3.   The parties further agree that
Arthur shall exercise his discretion to vote or cause to be voted all of said shares, in a manner consistent with his prior investment practice during the marriage and consistent with providing maximum benefits as both the Husband and the Wife. Vickie agrees, acknowledges and understands that Arthur is no guarantor of investment success.
     4.   The shares covered by this
Agreement shall include any and all shares of common stock and/or shares of capital stock of Sherwood, by whatever name called, which carry voting rights (including voting rights which may arise by reason of default) and shall include any shares now owned or subsequently acquired by Vickie, as a result of stock splits and stock dividends.
     5.   This Agreement shall terminate:
          A.   When Arthur Kontos dies; or
          B.   When Vickie Kontos no longer
owns any shares or options, of record or beneficially, in the Sherwood Group; or
          C.   When Arthur resigns or retires
from the Sherwood Group;
whichever of said events occurs first.
     6.   The parties have entered into a
separate agreement on this date entitled
"Property Settlement and Agreement". Under the provisions of that agreement, the Wife is permitted to offer 20 percent of her stock in the Sherwood Group to Mr. Kontos in any given year for a period of five years. To the extent that Mr. Kontos does not exercise his right to purchase the stock in accordance with the terms of that Agreement, any stock offered by Mrs. Kontos for sale on the open market shall not be subject to the terms of this Voting Trust Agreement.
     7.   This Agreement shall be binding
upon and inure to the benefit of the parties, their respective heirs, executors and assigns.

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     8.   The provisions of this Agreement
are severable, so that the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of any other term of provision of this Agreement, which shall remain in full force and effect.
     9.   In addition to any remedy which may
be available, Arthur Kontos shall be entitled to specific performance of the agreements and obligations of Vickie, a set forth hereunder.
     10.  This Agreement shall be governed by
and construed and enforced in accordance with the laws of the State of New Jersey.
     11.  This Agreement must be read in
conjunction with the Interspousal Agreement between Vickie Kontos and Arthur Kontos, and for the purpose of achieving the purposes expressed therein. The parties hereto understand that the validity of this Voting
Trust Agreement constitutes a major part of the bargain between Arthur and Vickie, as set forth in their Interspousal Agreement.
     IN WITNESS WHEREOF, this Agreement has
been executed by the parties hereto on the dates written below their respective signatures.

SIGNED, SEALED AND DELIVERED
IN THE PRESENCE OF:

WITNESS:

/s/ RAYMOND R. TROMBADORE, ESQ.         /s/
VICKIE KONTOS


Dated: 5/11/93                     Dated:
5/11/93


/s/ THOMAS V. FAGLIO                    /s/
ARTHUR KONTOS

Dated: May 6, 1993                 Dated:
5/6/93

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STATE OF NEW JERSEY:
               :
COUNTY OF SOMERSET:


     BE IT REMEMBERED, that on this 11th day
of May, 1993, before me, the subscriber, an Attorney at Law of the State of New Jersey, personally appeared VICKIE KONTOS, who, I am satisfied, is the person named in the within Agreement, and thereupon she acknowledged that she signed, sealed and delivered the same as her act and deed for the uses and purposes therein expressed.



_____________________________
                    /s/ RAYMOND R. TROMBADORE
                    An Attorney at Law of New
Jersey



STATE OF NEW YORK   :
               ss:
COUNTY OF N.Y. :


     BE IT REMEMBERED, that on this 6th day
of May, 1993, before me, the subscriber, an Attorney at Law of the State of New Jersey, personally appeared ARTHUR KONTOS, who, I am satisfied, is the person named in the within Agreement, and thereupon he acknowledged that she signed, sealed and delivered the same as his act and deed for the uses and purposes therein expressed.



_____________________________
                    /s/ THOMAS V. FAGLIO
                    An Attorney at Law of New
Jersey